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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   March, 2000
                                           -----------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   AMVESCAP EMPLOYEE STOCK OWNERSHIP PLAN
                                 --------------------------------------
                                 ("ESOP") PURCHASED 30,000 AND 91,436 ORDINARY
                                 ---------------------------------------------
                                 SHARES
                                 ------

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AMVESCAP PLC
512791
IMMEDIATE RELEASE  27 MARCH 2000
PLEASE CONFIRM RELEASE
MICHAEL S. PERMAN  TEL: 0171-454 3942



In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that:-

The Trustee of the AMVESCAP Employee Stock Ownership Plan ("ESOP") purchased 30,000 Ordinary Shares at a price of 864.645(pound sterling) on 24 March and 91,436 Ordinary Shares at 870.05(pound sterling) on 27th March 2000 on behalf of the AMVESCAP Employee Stock Ownership Plan. The Company was notified of these transactions on 27th March 2000.

Executive Directors of AMVESCAP PLC who are participants in the Employee Stock Ownership Plan are deemed to be discretionary beneficiaries of the Trust and are consequently considered to be interested in all of the shares held by the Trustees.



27th March 2000.

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 27 March, 2000                        By /s/ MICHAEL S. PERMAN
     --------------                          -----------------------
                                                 (Signature)

                                                Michael S. Perman
                                                Company Secretary